Exhibit 99.1

Trillion Energy Launches $2 Million Private Placement to Advance M47 Oil Exploration; Announces 5:1 Share Consolidation

April 17, 2026 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to announce that it intends to complete, subject to the approval of the Canadian Securities Exchange (the “CSE”), a non-brokered private placement to issue up to 13,333,333 units (the “Units”), on a post-Consolidation basis, of the Company for gross proceeds of up to $2,000,000 (the “Offering”). The Offering may include certain debt settlements on the same terms. Each Unit will be issued at a price of $0.15 per Unit (post-Consolidation (defined below)) and will consist of one common share in the capital of the Company (each a “Common Share”) and one half of one common share purchase warrant (each whole warrant, a “Warrant”) exercisable at $.25. Each Warrant shall be exercisable for a period of one (1) year from the date of issue.

The Company may pay cash commissions to qualified finders or agents for up to 8% of the Units sold under the Offering.

The Offering is designed to fund near-term work obligations under the Company’s Definitive Farm-In Agreement on the M47 Concession, Parts C3 and C4, in Southeastern Türkiye – an asset that Chapman Hydrogen and Petroleum Engineering Ltd. recently evaluated at 2C Contingent Resources of 27.6 MMbbl with an unrisked NPV-10 of US$733.5 million net to Trillion’s 29% working interest. The concurrent 5:1 share consolidation reduces Trillion’s outstanding share count from approximately 208 million to approximately 41.6 million Common Shares, aligning the Company’s capital structure with industry peers and strengthening its positioning ahead of an active drilling season.

“This financing provides the near-term capital needed to meet our M47 commitments and advance what we believe is one of the most compelling light oil exploration opportunities in Türkiye today,” said Scott Lower, President of Trillion Energy. “The simultaneous share consolidation is a deliberate capital markets decision – reducing our share count to bring our structure in line with peers and create a cleaner foundation as we execute our 2026 and 2027 drilling programs. We welcome both new and existing shareholders to participate at what we view as an attractive entry point ahead of active newsflow.”

Proceeds from the Offering will be applied toward the following priorities: (i) contractual work program obligations on the M47 Concession under the Definitive Farm-In Agreement, being the principal asset in the Company’s portfolio (USD$250,000–$400,000, representing a portion of the US$9.5 million 2026 funding tranche); (ii) investor relations activities (CAD$20,000); (iii) expenses related to the Offering; and (iv) general working capital and corporate purposes. In the event the Offering is not fully subscribed, proceeds will be applied first to satisfy work obligations on M47 and general working capital purposes.

The Company is making the Offering available to subscribers under a number of available prospectus exemptions, including the accredited investor exemption, family and close personal friends and business associates of directors and officers of the Company. The Offering is also available to all existing shareholders of Trillion who, as of the close of business on April 17, 2026, (the “Record Date”), held shares (and who continue to hold such shares as of the closing date) in accordance with the provisions of the “existing security holder exemption” contained in the various corresponding blanket orders and rules of participating jurisdictions (the “Existing Shareholder Exemption”)

The Company advises that there are conditions and restrictions when subscribers are relying upon the Existing Shareholder Exemption, including, among other criteria: (a) the subscriber must be a shareholder of the Company on the Record Date (and still be a shareholder), (b) be purchasing the Units as a principal - for his or her own account and not for any other party, and (c) may not purchase more than $15,000 value of securities from the Company in any 12-month period. There is an exception to the $15,000 subscription limit. In the event that a subscriber wishes to purchase more than a $15,000 value of securities, then he or she may do so provided that the subscriber received suitability advice from a registered investment dealer, and, in this case, subscribers will be asked to confirm the registered investment dealer’s identity and employer. Subscribers purchasing Units using the Existing Shareholder Exemption will need to represent in writing that they meet the requirements of the Existing Shareholder Exemption. There is no minimum subscription amount. As the Existing Shareholder Exemption contains certain restrictions and is only available in certain jurisdictions in Canada, others that do not qualify under the Existing Shareholder Exemption may qualify to participate under other prospectus exemptions, such as the accredited investor exemption. Any existing shareholders interested in participating in the Offering should contact the Company pursuant to the contact information set forth below.

Additionally, the Company is also relying on the Exemption for Sales to Purchasers Advised by Investment Dealers, it confirms that there is no material fact or material change related to the Company which has not been generally disclosed. Unless the Company determines to increase the gross proceeds of the Offering, if subscriptions received for the Offering based on all available exemptions exceed the maximum Offering amount of $2,000,000, Units will be allocated pro rata among all subscribers qualifying under all available exemptions. The Company retains the right to accept or reject subscriptions. Should the Offering be oversubscribed it is possible that a shareholder’s subscription may not be accepted by the Company. Additionally, in the event of an imbalance of large subscriptions compared to smaller subscriptions, management reserves the right in its discretion to favor large subscriptions over smaller shareholder subscriptions.

The Common Shares and Warrants issued pursuant to the Offering will be subject to a four month and one day hold period. Completion of the Offering remains subject to the approval of the CSE.

Consolidation

Additionally, the Company wishes to announce that prior to the completion of the Offering, it will proceed with a consolidation of its outstanding Common Shares on the basis of five (5) pre-consolidation Common Shares for one (1) post-consolidation Common Share (the “Consolidation”). Any resulting fractional Common Share that is held by a holder of Common Shares will be cancelled, and the aggregate number of Common Shares held by such holder will be rounded down to the nearest whole number of Common Shares.

Currently, a total of 208,122,285 Common Shares are issued and outstanding. Accordingly, when the Consolidation is put into effect, a total of approximately 41,624,457 post-Consolidation Common Shares would be issued and outstanding, assuming there are no other changes in the issued capital of the Company. All outstanding convertible instruments (including convertible debentures, options and warrants) will be adjusted on the equivalent ratio of the Consolidation.

The Board of Directors believes that the Consolidation is a necessary and value-enhancing step in repositioning the Company as a focused oil exploration issuer. By reducing the outstanding share count from approximately 208 million to approximately 41.6 million Common Shares, the Consolidation brings Trillion’s capital structure in line with comparable junior oil exploration companies and is expected to improve per-share metrics, broaden the pool of institutional and international investors eligible to hold the stock, and reduce per-share price friction ahead of the Company’s active M47 drilling program. There is no name change in conjunction with the Consolidation, and the Company’s trading symbol will remain the same. The Company expects its post-Consolidation Common Shares to commence trading on the CSE at the open of markets on or about April 22, 2026.

ABOUT TRILLION

Trillion Energy International Inc. is a Canadian oil exploration company focused on Türkiye. The Company has an agreement to earn a 29% working interest in the M47 Concession (C3 and C4 licences) located in the Cudi-Gabar petroleum province of Southeastern Türkiye, where two wells (Çetinkaya C-1 and C-2) have confirmed 32.4° API light oil in the Cretaceous Mardin Group carbonate reservoir. An independent evaluation by Chapman Hydrogen and Petroleum Engineering Ltd., effective December 31, 2025, assigned 2C Contingent Resources of 27.6 MMbbl with an unrisked NPV-10 of US$733.5 million and total unrisked contingent and prospective resources of approximately 40.5 MMbbl net to the Company’s 29% working interest. More information may be found on www.sedarplus.ca, and on our website at www.trillionenergy.com.

Forward Looking Information and Risk Factors

This news release contains statements and information that may constitute “forward-looking information” within the meaning of applicable securities legislation, including statements identified by the use of words such as “will”, “expects”, “positions”, “believe”, “potential” and similar words, including negatives thereof, or other similar expressions concerning matters that are not historical facts.

Such forward-looking information is not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. The forward-looking information contained herein may include, but is not limited to, information concerning the completion of the Offering, the anticipated use of proceeds from the Offering, the completion of the Consolidation, the anticipated post-Consolidation share count, the expected commencement of post-Consolidation trading on the CSE, and the ability of the Company to attract additional investors.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. Some of these risks include, but are not limited to, the risk that the Offering is not completed on the terms described or at all, the risk that regulatory approval of the CSE is not obtained, the risk that the Offering is not fully subscribed, the risk that the Consolidation does not achieve its intended purpose of attracting additional investors, and the risk that the use of proceeds differs from that currently anticipated.

Additional information regarding risks and uncertainties of the Company’s business are contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the financial year ended December 31, 2024 and the Company’s other public filings which are available under the Company’s profile on SEDAR+ at sedarplus.ca. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information contained in this news release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information contained in this news release are made as of the date of this news release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice.

Requests for further information should be directed to:

Scott Lower, President

David Thompson, Chief Financial Officer

Trillion Energy International Inc.

Suite 700, 838 West Hastings Street

Vancouver, B.C., V6C 0A6

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com